Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 dated November 9, 2016) and related Prospectus of AT&T Inc. (AT&T) for the registration of 4.500% Global Notes due 2048 and 4.550% Global Notes due 2049 and to the incorporation by reference therein of our reports dated February 18, 2016, with respect to the consolidated financial statements of AT&T, and the effectiveness of internal control over financial reporting of AT&T, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2015 and the financial statement schedule of AT&T included therein, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Dallas, Texas

November 9, 2016